UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. )*

Georgia Gulf Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

373200203

(CUSIP Number)

May 4, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Investors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

450,021

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

450,021

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,021

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,084,692

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,084,692

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,084,692

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Investors Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,084,692

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,084,692

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,084,692

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Asset Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,005,169

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,005,169

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,005,169

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gary Siegler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,005,169

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,005,169

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,005,169

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	NAME OF ISSUER:

Georgia Gulf Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

115 Perimeter Center Place, Suite 460

Atlanta, Georgia 30346

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Indian Creek Investors LP (“Onshore Fund”),
•	Indian Creek Ltd. (“Offshore Master Fund”),
•	Indian Creek Investors Ltd. (“Offshore Feeder Fund”),
•	Indian Creek Asset Management LLC (“Indian Creek Asset Management”), and
•	Gary Siegler (“Mr. Siegler”).

Indian Creek Asset Management is the general partner of the Onshore Fund and the Investment Manager of the Offshore Master Fund and Offshore Feeder Fund. Mr. Siegler is the controlling person of Indian Creek Asset Management.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Onshore Fund, Indian Creek Asset Management and Mr. Siegler is Indian Creek Asset Management, 429 Lenox Avenue, Suite 5W05, Miami Beach, FL 33139.

The principal business address for each of the Offshore Master Fund and Offshore Feeder Fund is Corsair International and Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).	CITIZENSHIP:

The Onshore Fund is a limited partnership formed under the laws of the State of Delaware.

Indian Creek Asset Management is a limited liability company formed under the laws of the State of Delaware.

Each of the Offshore Master Fund and Offshore Feeder Fund is an exempted company formed under the laws of the Cayman Islands, British West Indies.

Mr. Siegler is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

373200203

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Onshore Fund beneficially owns 450,021 shares of Common Stock consisting of: (a) 136,621 shares of Common Stock, and (b) publicly traded options (“Options”) exercisable for 313,400 shares of Common Stock.

The Offshore Master Fund beneficially owns 1,084,692 shares of Common Stock consisting of: (a) 328,392 shares of Common Stock, and (b) Options exercisable for 756,300 shares of Common Stock.

The Offshore Feeder Fund, as the sole shareholder of the Offshore Master Fund, may be deemed to beneficially own the 1,084,692 shares of Common Stock owned by the Offshore Master Fund.

Indian Creek Asset Management, as the general partner of the Onshore Fund and the investment manager of the Offshore Master Fund and Offshore Feeder Fund, is deemed to beneficially own the 1,534,713 shares of Common Stock beneficially owned by them, and an additional 470,456 shares of Common Stock held in accounts it separately manages (consisting of 240,156 shares of Common Stock and Options exercisable for 230,300 shares of Common Stock).

Mr. Siegler, as the managing member of Indian Creek Asset Management, is deemed to beneficially own the 2,005,169 shares of Common Stock beneficially owned by Indian Creek Asset Management.

Collectively, the Reporting Persons beneficially own 2,005,169 shares of Common Stock.

(b)	Percent of Class:

The 450,021 shares of Common Stock beneficially owned by the Onshore Fund represent 1.3% of all the outstanding shares of Common Stock.

The 1,084,692 shares of Common Stock beneficially owned by each of the Offshore Master Fund and Offshore Feeder represent 3.2% of all the outstanding shares of Common Stock.

The 2,005,169 shares of Common Stock beneficially owned by each of Indian Creek Asset Management and Gary Siegler represent 5.8% of all the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 2,005,169 shares of Common Stock representing 5.8% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Onshore Fund, Indian Creek Asset Management and Mr. Siegler have shared power to vote or direct the vote of the 450,021 shares of Common Stock owned by the Onshore Fund.

The Offshore Master Fund, Offshore Feeder Fund, Indian Creek Asset Management and Mr. Siegler have the shared power to vote or direct the vote of the 1,084,692 shares of Common Stock owned by the Offshore Master Fund.

Indian Creek Asset Management and Mr. Siegler have the shared power to vote or direct the vote of the 470,456 shares of Common Stock beneficially owned by Indian Creek Asset Management through the separate accounts it manages.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Onshore Fund, Indian Creek Asset Management and Mr. Siegler have the shared power to dispose or to direct the disposition of 450,021 shares of Common Stock owned by the Onshore Fund.

The Offshore Master Fund, Offshore Feeder Fund, Indian Creek Asset Management and Mr. Siegler have the shared power to dispose or to direct the disposition of 1,084,692 shares of Common Stock owned by the Offshore Master Fund.

Indian Creek Asset Management and Mr. Siegler have the shared power to dispose or to direct the disposition of 470,456 shares of Common Stock beneficially owned by Indian Creek Asset Management through the separate accounts it manages.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

The Offshore Feeder Fund is the sole shareholder of the Offshore Master Fund.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2(a) in lieu of an Exhibit.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	May 14, 2007

INDIAN CREEK INVESTORS LP
By: Indian Creek Asset Management LLC,
as General Partner

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

INDIAN CREEK LTD.
By: Indian Creek Asset Management LLC,
as Investment Manager

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

INDIAN CREEK INVESTORS LTD.
By: Indian Creek Asset Management LLC,
as Investment Manager

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

INDIAN CRREK ASSET MANAGEMENT LLC

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

/s/ Gary Siegler
Gary Siegler

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Georgia Gulf Corporation dated as of May 14, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	May 14, 2007

INDIAN CREEK INVESTORS LP
By: Indian Creek Asset Management LLC,
as General Partner

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

INDIAN CREEK LTD.
By: Indian Creek Asset Management LLC,
as Investment Manager

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

INDIAN CREEK INVESTORS LTD.
By: Indian Creek Asset Management LLC,
as Investment Manager

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

INDIAN CRREK ASSET MANAGEMENT LLC

By:	/s/ Charles R. Holzer
Charles R. Holzer, Managing Director

/s/ Gary Siegler
Gary Siegler